FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2006

KERZNER INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

Coral Towers, Paradise Island, The Bahamas
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        X                                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                          No      X

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b): _________

This Current Report on Form 6-K is incorporated by reference into (i) the Registration Statement on Form F-4 filed on November 23, 2005, File No. 333-129945, (ii) the Registration Statement on Form F-3 filed on July 2, 2004, File No. 333-117110, (iii) Form S-8 filed on December 10,

Exhibit Index is on page 5

2004, File No. 333-121164, (iv) Form S-8 filed on October 11, 2002, File No. 333-100522, (v) Form S-8 filed on December 7, 2000, File No. 333-51446 and (vi) Form S-8 filed on December 17, 1996, File No. 333-1540.

Exhibit Index is on page 5

Attached as Exhibit 99(1) is a statement that was posted on the website of Atlantis, Paradise Island on January 6, 2006.

Exhibit Index is on page 5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 6, 2006	KERZNER INTERNATIONAL LIMITED
By: /s/ Richard M. Levine Name: Richard M. Levine Title: Executive Vice President & General Counsel

Exhibit Index is on page 5

EXHIBIT LIST

Exhibit	Description

99(1)	Statement posted on the website of Atlantis, Paradise Island on January 6, 2006

Exhibit Index is on page 5